Exhibit 99.2

G MEDICAL INNOVATIONS HOLDINGS LTD. 5 OPPENHEIMER STREET REHOVOT ISRAEL SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on February 7, 2023. Follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on February 7, 2023. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D95866-S61083 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY G MEDICAL INNOVATIONS HOLDINGS LTD. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2 AND 3 For Against Abstain 1. To approve the reduction in share capital of the Company. 2. To amend and restate the memorandum and articles of association of the Company. 3. To confirm that resolutions 1 and 2 supersede any earlier resolutions. Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full tittle as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

G MEDICAL INNOVATIONS HOLDINGS LTD. Extraordinary General Meeting To be Held on February 9, 2023 (the “Meeting”) Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. G MEDICAL INNOVATIONS HOLDINGS LTD. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of G Medical Innovations Holdings Ltd. (the “Company”), revoking all prior proxies, hereby appoints Dr. Kenneth R. Melani, as the Chairman of the Meeting, with full power to act with power of substitution, as proxy and attorney-in-fact and hereby authorizes him to represent and vote all shares in the capital of the Company, which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of the Company to be held by way of virtual meeting on Thursday, February 9, 2023, at 5:00 p.m. (Israel time), and at any adjournment or postponement thereof. Each share is entitled to one vote. The proxy is further authorized to vote, in his/her/their discretion, upon such other business as may properly come before the Meeting. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF THIS PROXY IS SIGNED AND RETURNED BUT NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR ITEMS 1, 2 AND 3 AS SET OUT IN THE NOTICE CALLING THE MEETING AND, IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)